

October 23, 2013

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001

> Re: GSV Capital Corp. (the "Company")
> Registration Statement on Form N-2
> File Number 333-191307

Dear Mr. Boehm:

Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter dated September 23, 2013, we performed a limited review of the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Registration Statement Cover Page

It appears, from the information contained in the footnotes to the "Calculation of Registration Fee Under the Securities Act of 1933" table and the prospectus cover page, that the total amount of securities being registered and offered through this registration statement is $400 million, with the unused portion registered under the Company's existing N-2 registration statement (333-180416) being carried forward to this new registration statement. The amount reflected under "Proposed Maximum Aggregate Offering Price" column should instead identify the total as $400 million, accompanied by an explanatory footnote. *See* Rule 429 of Regulation C under the Securities Act of 1933.

Prospectus

Cover Page

Disclose that the Company is currently taxed as a regular corporation (a "C corporation") under subchapter C of the Internal Revenue Code of 1986, as amended (the "Code").

The fourth paragraph advises that the Company may in the future seek shareholder approval to issue shares of its common stock at a price that is less than its net asset value per share. In your response letter, undertake to file a post-effective amendment to this registration statement at such time that the Fund obtains such shareholder approval, as well as other applicable disclosure pertaining to sales of the Company's common stock at a price below its net asset value.

Current Portfolio (page 3)

Add a footnote to the Facebook "Current Portfolio" presentation to disclose the sale of half of the Company's holdings of Facebook common stock subsequent to June 30, 2013. Please provide similar subsequent event footnote disclosure, as applicable, for any of the Company's portfolio holdings identified under the "Current Portfolio" presentation.

In your response letter, please provide a brief description of the primary line of business of the entity identified as "SharesPost."

Risk Factors (page 5)

Refer to the fourth bullet point. If more than half of the Company's portfolio companies are currently experiencing operating losses, then change the word "many" to the word "most."

Refer to the eighteenth bullet point. Disclose that the Company was taxable as a C corporation during the 2012 tax year. Also clarify that the Company has failed to qualify as a regulated investment company under Subchapter M of the Code and that there can be no assurances that the Company will so qualify during the 2013 tax year or in any subsequent tax year.

Expand the last bullet point also to disclose that, to date, all sales of the Company's investments have in the aggregate generated net realized losses.

Create access to a diverse investment portfolio (page 8)

The disclosure states that the Company has a relatively diversified portfolio and also states that it seeks to hold a diverse portfolio of non-controlling equity investments. Please refrain from describing the Company's investment portfolio as being "diverse" or "diversified" since the Company later discloses that it is a non-diversified closed-end management investment company.

Recent Developments (page 10)

Expand the last sentence to clarify that the Convertible Senior Notes also rank senior to the claims of the holders of the Company's common stock.

<u>Taxation</u> (page 11)

The disclosure indicates that, beginning with its 2013 tax year, the Company may elect to be treated as a RIC under Subchapter M of the Code if, among other things, management determines that it is in the best interests of the Company. In your response letter, please describe the circumstances under which management of the Company would determine that it would not be in the best interests of the Company to be treated as a RIC under Subchapter M of the Code.

Disclose that there can be no assurances that the Company will be able to satisfy the requirements under Subchapter M of the Code and enjoy the tax benefits of attaining RIC status.

We note that the Company has, in the past, disclosed its intention to elect to be treated for federal income tax purposes, and intended to qualify annually thereafter, as a RIC under Subchapter M of the Code. In your response letter, describe the events that caused the Company to be taxed as a C corporation for its 2012 tax year, and potentially subsequent tax years.

<u>Fees and Expenses</u> (page 16)

The last sentence of the first paragraph should be deleted because its meaning could be potentially confusing to investors. In this regard, the penultimate sentence of the first paragraph should, instead, be revised to clarify that an investor's responsibility for such fees and expenses is limited to the amount of his or her investment in the Company.

The prospectus supplement that is used for any offering of the Company's common stock or securities convertible into its common stock should provide a fee table and example presentation that is updated with the most current information available to the Company in accordance with SEC staff positions.

Expand the last sentence of footnote (5) to disclose, if true, that the assumption regarding the Company's borrowing represents the Company's current level of borrowing and also that the Company does not expect to issue additional debt or use additional leverage during the next twelve months.

<u>Risks</u> (page 19)

Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

<u>We may not realize gains from our equity investments…</u> (page 20)

Expand the last sentence of the first paragraph to include the amount of the loss on the sales of the Company's investments in Zynga, Inc. and Groupon, Inc.

Please provide the disclosure required by Items 8.3.b. (2), (3) & (4) of Form N-2.

<u>Investors in any future offering pursuant to this prospectus and any accompanying prospectus supplement may incur immediate and substantial dilution</u>. (page 35)

The information included in this risk factor should be updated in the accompanying prospectus supplement to indicate, when applicable, that investors "will" incur immediate and substantial dilution and also to provide the actual amount of dilution that investors will incur.   Also, in your response letter, undertake to include this information on the front cover page of any applicable prospectus supplement.

<u>Price Range of Common Stock and Distributions</u> (page 41)

Update and complete the tabular presentation of the "Fiscal 2013 Third Quarter" to include information through the entire period ending September 30, 2013.

<u>Liquidity and Capital Resources</u> (page 49)

Update the status of the Proposed SVB Facility negotiations.

In your response letter, state whether, during the distribution period for the Company's securities, the Company will pledge its assets or otherwise grant a security interest in its assets to affiliates of any principal underwriters for any such offering of the Company's securities.

<u>Administrative Agreement</u> (page 83)

The disclosure indicates that the Company reimburses its Administrator for the allocable portion of overhead and other expenses incurred by its Administrator in performing its obligations under the administration agreement, including rent, and the allocable portion of the compensation and costs of the Company's officers and their respective staffs. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the staff that the Company's Board exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

In your response letter, identify which of the Company's fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Determination of Net Asset Value (page 93)

Disclose that the Company will accrue as a liability each time it calculates net asset value the amount by which it may owe the investment advisor for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

In your response letter, please inform the staff whether the Company's Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Company's Board will regularly review the historical accuracy of its fair value methodologies. *See* Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Election to be taxed as a RIC (page 97)

The first paragraph states that the Company was taxed as a regular corporation for its 2012 tax year. In your response letter, clarify whether, since making its BDC election, the Company continued to meet the certain diversification requirements on a quarterly basis needed to qualify as a RIC for tax purposes. In this regard, we note the disclosure under "Risk Management and Monitoring," appearing on page 60 as well as in the Company's prior prospectuses, which states that "we regularly monitor our portfolio for compliance with the diversification requirements for purposes of maintaining our status as a 1940 Act business development company and a RIC for tax purposes."

Plan of Distribution (page 129)

Expand the disclosure to indicate the extent to which the Company's common shareholders will directly or indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Prospectus Supplements

We note that the prospectus eliminates the prominent presentation of much of the disclosure pertaining to the risk of loss of premium to investors that was previously included in the Company's prior prospectuses for offerings of the Company's common stock when such shares were trading at a premium to its net asset value. In your response letter, undertake to include the following disclosure on the cover page of the prospectus supplement that is used for any offering of the Company's common stock or securities convertible into its common stock:

At times in the past there was, and perhaps in the future there could be, a significant premium at which our shares trade relative to our net asset value per share. This may be attributable to a number of factors, including the proposed initial public offering of certain of our portfolio companies, a positive outlook by investors on other existing portfolio companies and positive trading on companies in our portfolio which have gone public. Such a significant premium has in the past proven to be, and may in the future prove to be, not sustainable. This could result if and when companies in our portfolio go public thereby creating an increased public availability of shares of such companies, particularly if the public perception of the prospects of such companies are adversely affected, and if overall market conditions or investor sentiment declines. This will enhance the risk that the price of your shares in our Company will decline and your shares in our Company could instead trade at a significant discount to net asset value.

Part C

Item 25. Financial Statements and Exhibits

We note that exhibit schedule identifies the Investment Advisory Agreement as being "Amended and Restated." We also note that it does not appear that a proxy statement was filed with the SEC in connection with any such revision. In your response letter, please describe to us the nature of the changes made to the Investment Advisory Agreement and why you believe a shareholder vote was not necessary under section 15 of the Investment Company Act of 1940.

In order to enhance ease of reference, please number the footnotes to the Exhibits schedule instead of using asterisked designations. In this regard, we note that the asterisked footnote currently used to mark various exhibits as "to be filed by amendment" does not correspond to the correct cross-referenced text.

Revise the last footnote to clarify that such exhibits will be filed by "pre-effective" amendment. The Company should file, as an exhibit to the registration statement, the form of statement of preferences that the Company anticipates entering into in respect of its issuance of preferred stock.

Please file as an exhibit the legality opinion, and related consent of counsel, in a pre-effective amendment to the Company's registration statement on Form N-2, covering all of the securities being registered thereunder.   In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel